Exhibit 99.3

28 April 2009
Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 31 MARCH 2009

HIGHLIGHTS

•      Record gold sales of 23,391oz for the quarter.

•      Despite record rain fall during the quarter, gold produced was 17,510oz down 16% for the quarter.

•      Cash costs increase of 8% to A$644 (US$428)/oz due to lower production.

•      USD$25M project financing facility retired 21 months ahead of schedule.

•      Hedge book restructured to reduce duration by approximately 12 months.

•      Successful capital raising of A$30.7M adding additional quality institutional investors to share register.

•      New Independent Non Executive Director appointed to the Board.

•      Formal Sulphide pre-feasibility commenced to assess potential to double exiting production levels to around 160,000oz to 200,000oz by December 2011.

•      Exploration program to be accelerated on Simberi Island throughout calendar 2009.

•      Updated reserve estimate for Pigiput resources scheduled for June.

•      Barrick currently has two diamond drills working at the Banasa copper-gold prospect.

1 | A L D

 Simberi Gold Project (ALD 100%) offshore Papua New Guinea

SIMBERI OXIDE GOLD PROJECT - OPERATIONS

During the March 2009 quarter management was primarily focussed on two key aspects of the gold operations. The first was to reduce the Gold in Circuit (GIC) from the approximately 8,500oz that resided at 31 December 2008 to a targeted level of below 4,000oz. This process continues and required a conscious slowing down of the processing plant to ensure the applicable levels of extraction were achieved.

The second area of focus was to ensure a consistent production profile which would be further analysed to assess mine planning initiatives as well as identify the capital expenditure priorities over the coming months to ensure continuing improvements in production.

Despite the excessive levels of rainfall experienced during the quarter (see chart one), and the operational challenges this provided, Allied Gold managed to sustain a base line level of gold production of 17,510z for the March quarter.

The conscious approach to reducing the GIC resulted in a record for gold sales for the quarter with 23,391oz sold at an average price of A$1,253 p/oz. Group cash flow from operations resulting from this successful operational initiative was in excess of A$9.5M for the quarter.

Therefore for the March 2009 quarter mining volumes decreased by around 20%. At the start of the March quarter the Company had in excess of 70,000 tonnes of ROM ore stockpiled at the Pigiput processing facility to mitigate the traditional wet season. During the quarter the stock pile was drawn on to ensure consistent production continued.

Cash costs increased slightly during the quarter as a direct result of the lower production volumes. The overall impact of the lost production in tonnage over the quarter resulting from rainfall was approximately 80,000 tonnes. This equates to approximately 3,210oz for the quarter.

Over the course of the year Allied Gold has experienced a significant strengthening of the AUD/PGK currency which has impacted the year to date cash cost budgeted targets. With now approximately 40% of costs being denominated in PGK including fuel, the currency impact is becoming greater and Management is in the process of assessing a number of FX hedging strategies to ensure the PGK cost base is appropriately managed.

Processing plant performance was fundamentally in line with the previous quarter's performance however the excessive rainfall during the quarter inhibited the plants ability to steadily increase its processing volumes as initially scheduled.

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CHART ONE (RAINFALL STATISTICS)

Sorowar provides the majority of the ore for processing. During the March quarter Sorowar received approximately 86% of the annual four year average rainfall. This equates to 1069% of the average rainfall for the comparable 3 month calendar period.

Pigiput received approximately 50% of the annual four year average rainfall which equates to 473% of the average rainfall for the comparable 3 month calendar period.

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SIMBERI METRICS

		Previous QTR	Jan - Mar	Financial Year
		Dec 2008	2009	2009

Waste Mined	tonnes	69,035	55,238	144,475

Ore Mined	tonnes	488,709	393,897	1,231,966

Total Mined	tonnes	557,744	449,135	1,376,441

Ore Processed	tonnes	426,276	429,982	1,191,678

Grade	g/t gold	1.94	1.61	1.81

Recovery	%	77.1	78.2	80.8

Gold Produced	oz	20,989	17,510	56,141

Gold Sold	oz	17,764	23,391	54,407

Average Realised	A$/oz	1,160	1,253	1,134

Gold Price	US$/oz	774	838	805

Operating Cash	A$/oz	597	644	623

Cost $oz	US$/oz	401	428	462

During the quarter Allied Gold successfully completed a capital raising at A$0.50 per share which generated approximately A$30.7M. The placement was announced on 24 February 2008 and was oversubscribed. The placement introduced a number of new institutional shareholders to the register as well as strong support from existing shareholders.

The Board was pleased to announce the appointment of Monty House to the Board of Allied Gold as an independent non-executive Director. Mr House's experience and background will significantly strengthen the Board of Allied Gold Limited and its current Corporate Governance Structure.

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In accordance with the contract dispute processes that exist between Allied Gold and the mine construction EPCM contractor Intermet (now owned by Sedgman Limited), Allied Gold is in the process of issuing a Default Notice which allows the Company to officially take control of legitimately rectifying numerous deficiency notices issued by Allied Gold.

Allied Gold has appointed a legal firm to pursue Intermet for specific performance and damages relating to the EPCM contract along with additional legal actions against the former proprietors of Intermet for false and misleading representations and conduct under the Trade Practices Act.

Allied Gold had accrued all outstanding amounts under the original contract within its 30 June 2008 Financial Statements. The Company will keep the market informed of any subsequent events as they arise.

CASH AND DEBT

Allied Gold retired the original Simberi project financing facility during the March quarter. The original 4 (four) year USD$25M facility was drawn to USD$19.6M during the construction phase of the project and has been repaid approximately 21 months ahead of schedule.

Cash flow from operations was positive for the March quarter with a record 23,391oz sold for the period. Group cash flow was in excess of A$9.5M for the quarter. During the quarter in excess of A$18.0M was spent on investing activities such as exploration and capital expenditure as well as a further A$4.0M incurred on the final debt repayment of the existing debt facility.

The cash expenditure on the investing activities is in line with the Company's approach of significant reinvestment into the project and Company. As of 31 March 2009 Allied Gold Limited had cash at bank of A$29.9M.

GOLD AND HEDGING

At the end of the March 2009 quarter Allied Gold successfully restructured its hedge book reducing the overall duration by approximately 12 months. The restructure did not require any cash outlay for its successful execution.

On an annualised basis the company now has less than one year's production as committed hedging. Allied Gold continues to assess and manage its position to ensure significant gold price participation is maintained.

Below is a summary of the revised hedge book position. As at 31 March 2009 the mark to market of the hedge book was approximately (US$11M).

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			Production	PRICE PARTICIPATION
Year	Estimated	FIXED	With	Bought	Ounces
Ending	Annualized	US$	Price	Put Options	Deliverable
30 June	Production	700	Participation	$700	At Spot Price	TOTAL

Remaining	28,036	10,386	17,650	10,386	7,264	17,650
FY 2009 [1]

FY 2010	84,000	39,748	44,252	39,748	4,504	44,252

FY 2011	84,000	20,154	63,846	20,154	43,692	63,846

Total to FY 2011
	196,036	70,288	125,748	70,288	55,460	125,748

FY 2012 + p.a.	80,000 -	-	80,000 -	-	80,000 -	80,000 -
Estimated	100,000		100,000		100,000	100,000

Notes:
1.
Remaining estimated production for the 2009 financial year of 28,036 is calculated as estimated total production of 84,000 ounces less year to date production of 55,964. Production stated above relates only to oxide production.

2.	Current Reserves indicate annualized production over 8 years.

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SECURITIES ON ISSUE
As at 31 March 2009 issued securities comprised:

472,643,276 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM).

No. Of		Exercise	Maturity
Options	Class of option	Price A$	Date

713,261	Unlisted options	$0.72	30 June 2009

370,000	Unlisted options	$0.50	30 October 2009

3,400,000	Unlisted options	$0.45	31 December 2010

1,000,000	Unlisted options	$0.80	31 December 2010

1,000,000	Unlisted options	$1.00	31 December 2010

1,000,000	Unlisted options	$1.25	31 December 2010

1,000,000	Unlisted options	$1.50	31 December 2010

1,000,000	Unlisted options	$2.00	31 December 2010

1,699,427	Unlisted options	$0.31	31 December 2010

37,650,000 (1)	Unlisted options	$0.35	31 October 2011

(1)
Of the 37,650,000 options expiring 31 October 2011: 10,000,000 vest upon Allied Gold producing 100,000oz of gold between the period of 1/10/08 - 31/12/09. 50% of this amount may vest if only 75,000oz ounces are produced; and 10,350,000 vest upon the share price reaching A$0.70.

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PROJECT DEVELOPMENT

SULPHIDE PROJECT - SULPHIDE STUDY

Management commenced a formal study into the potential development of the Simberi sulphides and, in particular, the Pigiput Sulphides.

As the table below indicates the total Measured, Indicated and Inferred sulphide resource is approximately 1.9 million ounces of gold. The largest sulphide resource is located at Sorowar, adjacent to and below the largest oxide deposit.

The Pigiput Ridge area contains the highest grade sulphide resource (refer table and figure below) and has been subjected to a reasonable amount of exploration drilling.

Table 3 Simberi Sulphide Resources

	MEASURED, INDICATED & INFERRED RESOURCES
Deposit	Mt	g/t Au	Koz

Sorowar	38.10	0.88	1,084

Pigicow	2.00	1.26	81

Bekou	0.94	1.40	42

Samat S	0.06	5.60	11

Samat N	0.06	5.40	10

Samat E	0.00	0.00	0

Pigiput	4.70	3.20	484

Pigibo	1.40	1.50	68

Botlu	1.50	1.80	87

Total	48.76	1.19	1,867

The sulphide development program in 2009 will mainly consist of technical studies focussed on sulphide metallurgy and mineralogy to determine appropriate ore treatment options and process routes. The program commenced with the engaging of a mineral processing engineering firm and a metallurgical consultant.

The engineering was awarded to GR Engineering Services (GRES) from Perth, and Battery Limits, also a Perth based firm, have been appointed as the owner's metallurgical representatives for the project. It is proposed to deliver a Pre- Feasibility Study (PFS) by the end of the year and this study will be managed by GRES.

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Prior to commencing the PFS the Company has completed a Scoping Study in this current quarter, which is a high level desk top study based on existing information and has focused on reviewing available gold sulphide treatment technologies and defining the risks and opportunities of a Simberi sulphide operation. The study was based on 1Mtpa process facility to produce 80,000 to 100,000 ounces of gold per annum.

The scoping study has identified several potential development opportunities via process routes that include marketing a concentrate, heap leaching a concentrate on site to produce gold, and possible roasting of a concentrate to produce gold on site. Other process that were investigated but rejected because of capital and or operating cost, and technical risk included, pressure oxidation (autoclaving); fine grinding of concentrate and atmospheric leach ; ultra fine grinding of concentrates with low pressure oxidation ; and tank leaching of concentrates using bacterial oxidation.

Producing gold on site via heap leaching or roasting requires cyanidation of the leachate or oxidised sulphide and this would require expansion of the existing CIL oxide process facility. Such an expansion could provide more immediate additional opportunity to process additional oxide ores at a lower cut-off grade commensurate with the current high gold price.

The study going forward will focus on the three potential process options commencing with stage 1 metallurgical testwork. This laboratory test work will be carried out by Ammtec in Perth under the management of Battery Limits and in collaboration with GRES and will focus initially on optimising concentrate production via conventional flotation. Stage 2 testwork will look at the other possible process options of oxidation via heap leaching, and oxidation by roasting.

Concurrently metallurgical, infill and extension drilling will be carried out at Pigiput and will involve initially approximately 12,000 metres of combined RC and diamond coring.

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EXPLORATION

SIMBERI GOLD RESOURCES
PIGIPUT OXIDES

A resource estimate carried out by Golder Associates for the Pigiput East oxides was released in November 2008 and also reported in the December 2008 quarterly release. This release stated an additional 204,000 Inferred and Indicated Resource gold ounces resulting in total Pigiput oxide Indicated and Inferred Resources of 293,000 ounces of gold.

Subsequently in March 2009, Golders carried out a new oxide mineral resource estimate for the Pigiput oxides using 5,733 metres of sampling from 33 RC and 8 diamond cored holes that were drilled post November 2008. This new estimate has actually resulted in a reduction in the resource estimate by 27,000 ounces resulting in a net total Indicated and Inferred resource of 266,000 ounces.

Although additional drill data was added the reduction in metal was due to an anomaly in the mineral resource model where some mineralised blocks had incorrect bulk densities assigned. A correction of the densities has resulted in a decrease in tonnage which has translated into a reduction in the resources gold ounces. This new estimate is compared with the previous November 2008 results in the table below

Table 1 Pigiput Resource Estimate March 2009 ☐ Above 0.5g/t Au cut☐off

	November 2008			March 2009
Domain	Mt	Au g/t	Koz	Mt	Au g/t	Koz

Indicated	8.38	1.00	268	7.2	0.98	225

Inferred	0.89	0.86	25	1.6	0.79	41

Total	9.27	0.98	293	8.8	0.94	266

Table 2 Simberi Total Resources March 2009 - Above 0.5g/t Au cut-off grade

	Measured			Indicated			Inferred			All Categories
Material		g/t			g/t			g/t			g/t
All Deposits	Mt	Au	Koz	Mt	Au	Koz	Mt	Au	Koz	Mt	Au	Koz

Oxide	9.73	1.36	425	17.53	1.05	594	8.32	1.03	276	35.57	1.13	1295

Transitional	0.60	1.18	23	1.41	1.15	52	0.65	1.03	22	2.66	1.13	96

Sulphide	1.30	0.93	39	6.92	0.92	205	40.54	1.24	1622	48.76	1.19	1867

Total	11.63	1.30	487	25.86	1.02	851	49.51	1.21	1920	86.99	1.17	3258

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PIGIPUT SULPHIDES

Drilling at Pigiput targeting the extensions of sulphides continues to define additional mineralisation. Three diamond cored holes for 920 metres that targeted down dip mineralisation (Pigiput Deeps) were completed during the quarter. Refer to the exploration section for details on gold intercepts. These holes intersected broad down hole zones of gold mineralisation as indicated below.

Table 1 Pigiput Deeps Significant Intersections - Above 0.5g/t Au cut‐off

SDH018	113.5m at 0.99g/t gold (from 86.5m, SU)

SDH019	105.0m at 1.06g/t gold (from 201.0m, SU)

SDH021	91.7m at 0.97g/t gold (from 209.0m, SU)

In addition, two of five planned diamond cored metallurgical holes, for a total 407 metres, were also completed. The core from the first hole was delivered to a metallurgical laboratory in Perth.

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SIMBERI EXPLORATION - ML 136

Figure 1 Simberi Project ‐ Exploration Drilling ‐ 1st Qtr 2009

A planned 9 hole / 3000 m core drilling program commenced, testing the down dip extension of the Pigiput Prospect gold mineralization, the Pigipit Deeps. Four holes, SDH017 to SDH019 and SDH021 were completed, since start-up in December 2008. A second core drilling rig is being commissioned, to assist with this program and the metallurgical sampling (SDH022 completed) required for the Pigiput Sulphide Scoping Study.

The Pigiput Deeps program will test a 200 m wide area up to 350 m down plunge of a conceptual pit-shell presently being used in the scoping study. Earlier wide-spaced drilling in the area intersected broad zones of mineralization, including previously reported 95.7 m @ 1.79 g/t from 83.3 m in core hole SDH011. Three of the holes completed exceed 350m length and, as such, form part of a deep drilling program required to be done on Simberi Island by the Allied Gold - Barrick Gold Joint Venture agreement.

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Figure 2 Pigiput prospect drilling locations with surface projection traces of holes drilled in 1st QTR 2009

Exploration drilling is also underway on the adjacent Pigibo Prospect, targeting gold mineralization in oxide. Wide-spaced earlier drilling was used to estimate a previously published Inferred Resource, of 2.1Mt @ 1.1g/t for 74,000oz, largely in oxide. Of a planned initial 42 hole / 5,040 m programme, 11 RC percussion holes totalling 1,205 m are drilled.

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Figure 3 Pigibo Prospect drilling locations with surface projection traces of holes drilled in 1st QTR 2009

Hole RC1772 was a 34m partial twin of RC1771 that had suffered poor recoveries in the first 15m of the hole.

Assay results are available for all 11 holes and the better intercepts, defined using the same 1.0 g/t assay cut-off procedure as defined above, are tabled below:

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Table 2 Pigibo Prospect ☐ Down Hole Gold Intercepts - 1st Qtr 2009

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation

RC1770	208963.1	43503.3	240.3	-60°/180
					10.0	16.0	6.0	1.57	OX
					20.0	30.0	10.0	1.12	SU
					41.0	77.0	36.0	2.28	OX,TR,SU
				incl	68.0	74.0	6.0	4.21	SU
RC1771	208962.3	43548.2	245.7	-60°/180
					24.0	26.0	2.0	1.85	OX
					60.0	66.0	6.0	1.10	OX
					71.0	82.0	11.0	2.22	OX,SU
				incl	78.0	81.0	3.0	4.66	SU
					113.0	115.0	2.0	1.52	SU
RC1773	208959.1	43450.9	235.8	-60°/180
					50.0	53.0	3.0	1.36	OX
					58.0	61.0	3.0	3.80	SU
					67.0	71.0	4.0	2.63	OX
					74.0	89.0	15.0	2.85	OX, TR
RC1774	208958.9	43601.8	250.9	-60°/180
					39.0	41.0	2.0	1.23	TR
					48.0	84.0	36.0	1.41	OX,TR,SU
				incl	50.0	67.0	17.0	1.68	OX
				and	71.0	79.0	8.0	1.79	OX
RC1775	208882.5	43598.9	231.4	-60°/180
					17.0	24.0	7.0	2.40	TR
					41.0	43.0	2.0	1.95	TR
					48.0	49.0	1.0	3.94	OX
					111.0	113.0	2.0	2.00	OX
RC1776	208883.2	43648.0	239.7	-60°/180
					1.0	4.0	3.0	3.68	OX
					50.0	53.0	3.0	1.00	TR
					56.0	58.0	2.0	2.81	TR
					68.0	82.0	14.0	2.31	OX
				incl	71.0	74.0	3.0	6.22	OX
					84.0	86.0	2.0	1.05	OX
					89.0	92.0	3.0	3.48	TR
RC1777	208881.8	43703.2	248.0	-60°/180
					8.0	13.0	5.0	2.43	OX
					21.0	23.0	2.0	3.01	OX
					50.0	56.0	6.0	1.91	OX
					60.0	75.0	15.0	2.68	OX
				incl	69.0	71.0	2.0	4.56	OX
					78.0	97.0	19.0	2.29	OX
				incl	80.0	82.0	2.0	3.99	OX
				and	89.0	91.0	2.0	5.88	OX
RC1778	208875.8	43735.5	229.4	-60°/180
					71.0	77.0	6.0	4.34	OX
					96.0	98.0	2.0	1.51	TR
					106.0	115.0	9.0	1.48	TR
RC1779	208998.5	43479.0	238.1	-060°/180
					31.0	34.0	3.0	0.99	SU
					83.0	85.0	2.0	1.15	SU
					87.0	89.0	2.0	1.24	SU
					91.0	98.0	7.0	1.25	SU

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NOTE: Down hole intercepts in table 2 & 3 are determined using a cut-off of 1.0g/t Au and may include intervals of material below the cut-off, but no more than 2 sequential meters of such material, except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 1.0g/t.

Assay limit of detection for gold at ALS is <0.01 g/t. Any assay recorded as being below detection is recorded in the database as having a grade of half the detection limit, which in this case is 0.005 g/t. Intercept grades are calculated using sample grades weighted by sampled length divided by interval length, resulting in any included core loss being assigned zero grade.
Duplicates, inserted for QC purposes, are not averaged. Supplementary cutoffs are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >2.5g/t and >1m down hole.

The Ag grade is average for the same metre intervals as defined by the Au intercepts. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aqua Regia digest, with assay via ICP AES.

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The Pigibo Oxide drilling programme will continue into the June 2009 quarter as part of the overall Allied Gold exploration strategy.

Figure 4 Pigibo Section 43550mE, looking west, showing projected drill hole traces, annotated with down hole down hole intercepts and interpretive Au grade shells.

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TATAU AND BIG TABAR ISLANDS - EL609

Under the terms of the Tabar-Tatau Joint Venture, Barrick Gold explored within the area of Allied Gold's EL609 on the Big Tabar and Tatu Islands. Barrick's activities during the quarter comprised:

•	completion of planned drilling at the Tupinda prospect, Big Tabar (982m DD);
•	commencement of drilling at the Banessa prospect, Big Tabar (1040m DD)
•	mapping and rock chip sampling over Tatau Island (447 samples); and
•	completion of a Heli-EM survey.

TUPINDA PROSPECT

Two holes, TPD003 and TPD004 for 982m DD, were completed at the Tupinda prospect during the quarter. Barrick's drilling, now four holes totalling 1,927m DD, has tested an alteration footprint within the Tupinda Intrusion Complex, interpreted as the best based upon magnetic signature, IP geophysics, alteration zonation and combined Cu and Mo geochemistry.

Figure 5 Drill hole locations & geology, Tupinda Prospect

Assays were received for parts of TPD001 and TPD004 (21% of assays received). The best intercept to was 68m grading 0.05 g/t Au, 0.15% Cu, and 0.022% Mo (TPD001 from 209-277m), containing a better grade section grading 0.42% Cu over 7.00m.

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Table 3 Tupinda Prospect ‐ Better Drilling Results to end Mar '09

Hole ID	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)	Mo (%)
TPD001	1	118	123	5	0.01	0.15	0.013
	2	209	277	68	0.05	0.15	0.022
	incl	229	236	7	0.14	0.42	0.015

TPD004 (655.6m) tested a combined Cu-Mo in soil anomaly and an IP anomaly. The dominant lithology comprises altered monzodiorite porphyries that are cut by post-mineral intrusion breccias and post-mineral dykes. Hydrothermal alteration within the monzodiorite is zoned downhole, with magnetite-pyrite dominant in the upper zone and dominantly potassic alteration in the lower zones. Pyrite is the dominant sulphide in the upper magnetite rich alteration zone. Downhole, minor chalcopyrite with trace molybdenite occurs as discontinuous fracture fill in the potassic zone, and then bornite-chalcopyrite as fracture fill and occasionally as disseminations.

BANESSA PROSPECT

Drilling at the Banessa Prospect commenced in early March, with a total of 1040m completed to date. Two drill holes (BND002, 521m & BND003, 164m) were completed and two (BND004, 172m & BND005, 183m) were in progress at month end. The drill sites are targeting the potassic alteration zone at the northern end of the prospect, the magnetite vein zone and the combined gold and copper geochemistry.

BND002 (521m) intersected moderate to strong potassic alteration and localized calc-potassic alteration within breccia zones.

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Two lithological units, fine-grained diorite porphyry (possibly a syn-mineralization intrusion) and a pyroxene ± hornblende porphyry locally contain weak Cu mineralization over tens of meters with smaller zones, a few meters wide, containing up to 1% chalcopyrite. Mineralization is characterized by fine-grained chalcopyrite disseminations and is generally associated with magnetite and K-feldspar veins within potassic altered zones.

BND003 (164m) intersected both polymictic (and monomictic) intrusion breccias composed of diorite to monzodiorite fragments and possibly late commonly feldspar bearing porphyritic dykes or sills. The former commonly contain moderate to strong pyrite + sericite alteration and local remnant magnetite veining. The strong sericite pyrite alteration may reflect hydrothermal activity along a mapped southeast-trending phyllic altered structure nearby.

BND004 (172m in progress) has intersected a series of relatively thin porphyritic intrusive bodies and polymictic intrusion breccias that commonly contain sericite and pyrite alteration assemblages that change to dominantly chlorite from 197 to 212m. Locally, magnetite replacement of mafic phenocrysts and rare, possibly secondary biotite was observed.

BND005 (183m in progress) has intersected 22 m (true width 7m?) of oxidized Cu +/- Au porphyry style mineralization from 98 to 120m depth. Mineralization includes 2 to 8mm thick chalcocite or tenorite veins and breccia infill, chrysocolla vein halos and minor covellite.

TATAU ISLAND

Alteration, lithological and structural mapping of Tatau Island was undertaken during the quarter, in conjunction with rock chip sampling (447 rock chip samples collected). Mapping covered parts of the Kupo and Daramba prospects, and the logging road network in the vicinity of Kupo (Refer to Figure 6).

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Figure 6 Radiometric image (RGB = KUTh) Tatau Island, showing areas of mapping and surface sampling focus

The objective of the mapping is to identifying potential porphyry Cu-Au centres through evaluation of historic mineralized centres and island-scale alteration mapping, prospecting and sampling. To date, the mapping has confirmed the dominance of monzodioritic to diorite stocks over the Daramba and Kupo areas. Propylitic (chlorite-pyrite-epidote) alteration is the predominant alteration style, with limited zones of structurally controlled potassic alteration identified at Kupo. Compilation of the mapping is ongoing.

An intense phase of geochemical sampling wa s conducted that focussed on systematic outcrop sampling along logging roads that have not seen previous work. Workers sampled outcrops at 25-50m spacing (dependant on outcrop) to rapidly cover a large area. The samples have been delivered to the lab and assays are pending.

TABAR-TATAU ISLANDS - HELICOPTER EM

Helicopter EM survey acquisition was completed on the Tabar Is lands. The data has been received and is undergoing QA/QC, with final results and images expected in the coming quarter

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OUTLOOK

Despite the abnormally high rain fall during the March 2009 quarter, Allied Gold production remained consistent further validating that 13 months since the first gold pour the production profile is closer to reaching a steady state.

Better throughput rates have occurred in the early part of April and as a result production is expected to return to levels more consistent with those experienced in the December 2008 quarter. As part of an overall scheduled maintenance program as well as the scheduled installation of an oversized scats crushing circuit, a number of production days will be lost during the quarter. It is therefore envisaged that production for the June quarter be in the range of 17,000 - 20,000oz depending on the maintenance schedule. Gold sales should correlate to these similar levels for the quarter.

The scats crusher will enable a more efficient processing of harder oxide and some transitional & sulphide ore within the existing pits. Also during the quarter, an extensive review of existing mine planning initiatives are being undertaken to ensure adequate pit access for scenarios where unseasonal high rainfall is experienced.

The Company continues to focus its efforts on achieving a consistent production profile while further optimising the plant performance. Management continues to focus its efforts on reducing operating cash costs as the plant progresses to a steady state operation. Management is optimistically confident that nameplate can be consistently achieved during the June 2009 quarter.

During the June quarter scoping studies regarding power generation efficiencies and reagent usage continuing. To facilitate this process a number of small planned shutdowns are scheduled throughout the June quarter.

It is anticipated that during the June quarter the Company will commence its own aircraft charter service between Australia and PNG thereby significantly reducing its travel expenditure and increase exiting levels of productivity as a result.

The focus on accelerating exploration activities continues to progress. A fifth drilling rig was mobilised to site in the March quarter to help accelerate exploration programs on Simberi, particularly the infill and extension drilling at Pigiput. The objective is to acquire sufficient data to allow for a new resource estimate be made during the September 2009 quarter to form part of the Sulphide Development program. During the June quarter, Management will review and allocate a level of resources commensurate with the accelerated exploration plan.

Barrick continue to drill on the neighbouring island of Tabar with additional assayed results expected during the June quarter. As these results become available, management will ensure the results are communicated accordingly.

Progress is expected with the Sulphide Expansion Project pre PFS enabling Management to eliminate certain potential options and choose the most efficient process for further assessment.

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As investment sector gold remains a strong thematic within the global financial and investment sectors Allied Gold is one of the few emerging gold producing companies that possess significant exploration potential as well as track record in delivering projects in challenging operating environments.

Allied Gold continues to assess existing emerging opportunities within the sector that may ultimately complement its existing strong organic growth profile. Allied Gold has a number of internal metrics it applies to potential opportunities to ensure a disciplined approach to identifying and assessing various potential opportunities.

Nonetheless Management's primary focus remains the achievement of a steady-state operation at the Simberi Island gold project and continuing to monitor operating costs with a view to reducing the bottom line cash costs per ounce of gold.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova - CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax

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Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile          +61 7 3252 3552
Email                info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

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BACKGROUND

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the worlds proven and most prospective gold jurisdictions) see diagram.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 3.2 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands. During 2008 Allied entered into a $20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of around 84,000 ounces.

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